UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 28, 2022 (March 25, 2022)

FirstMark Horizon Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39585	85-2547650
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 5th Ave, 3rd Floor New York, NY	10011
(Address of principal executive offices)	(Zip Code)

(212) 792-2200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	FMAC.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	FMAC	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	FMAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Waiver of Certain Terms of the Merger Agreement; Amendments to PIPE Subscription Agreements and Series Z Subscription Agreements

FirstMark Horizon Acquisition Corp. (“FirstMark”) is a blank check company incorporated in Delaware and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On October 6, 2021, FirstMark entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sirius Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of FirstMark (“Merger Sub”), Starry, Inc., a Delaware corporation (“Starry”), and Starry Group Holdings, Inc. (formerly Starry Holdings, Inc.), a Delaware corporation and wholly owned direct subsidiary of Starry (“Holdings”). Pursuant to the Merger Agreement, and subject to the terms and conditions contained therein, the business combination will be effected in two steps: (a) FirstMark will merge with and into Holdings (the “SPAC Merger” and, the closing of the SPAC Merger, the “SPAC Merger Closing,” and, the time at which the SPAC Merger becomes effective, the “SPAC Merger Effective Time”), with Holdings surviving the SPAC Merger as a publicly traded entity (such surviving entity, “New Starry”) and becoming the sole owner of Merger Sub; and (b) at least twenty-four (24) hours, but no more than forty-eight (48) hours, after the SPAC Merger Effective Time, Merger Sub will merge with and into Starry (the “Acquisition Merger” and, together with the SPAC Merger and all other transactions contemplated by the Merger Agreement, the “Business Combination”), with Starry surviving the Acquisition Merger as a wholly owned subsidiary of New Starry. New Starry will have a dual-class share structure with super voting rights for Starry’s co-founder and Chief Executive Officer, Chaitanya Kanojia.

On October 6, 2021, concurrently with the execution of the Merger Agreement, FirstMark entered into subscription agreements (the “PIPE Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors collectively agreed to subscribe for 10,900,000 shares of New Starry Class A Common Stock (the “PIPE Subscribed Shares”) for an aggregate purchase price equal to $109.0 million (the “PIPE Investment”). Also on October 6, 2021 and concurrently with the execution of the Merger Agreement, Starry entered into the Series Z Subscription Agreements (the “Series Z Subscription Agreements” and, together with the PIPE Subscription Agreements, the “Subscription Agreements”) with certain investors (collectively, the “Series Z Investors”) affiliated with FirstMark’s sponsor, FirstMark Horizon Sponsor LLC (the “Sponsor Holdco”), pursuant to, and on the terms and subject to the conditions of, which the Series Z Investors collectively agreed to subscribe for 2,100,000 shares of Starry Series Z Preferred Stock (“Starry Series Z Subscribed Shares”) at a price of $10.00 per share for an aggregate purchase price equal to $21.0 million (the “Series Z Investment”).

Pursuant to the terms of the Merger Agreement, the consummation of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions. At the time of the execution of the Merger Agreement, such closing conditions included, among others, that the amount equal to, as of immediately prior to the effective time of the Acquisition Merger (the “Acquisition Merger Effective Time”): (A) the funds contained in FirstMark’s trust account; plus (B) all other Cash and Cash Equivalents (as defined in the Merger Agreement) of Holdings; minus (C) the aggregate amount of cash proceeds required to satisfy the redemption of any shares of FirstMark’s Class A common stock pursuant to the redemption offer (to the extent not already paid as of immediately prior to the Acquisition Merger Effective Time); plus (D) the PIPE Investment actually received by FirstMark or Holdings at or prior to the closing of the Acquisition Merger (the “Acquisition Merger Closing”); plus (E) net cash proceeds actually received by Starry in consideration for the issuance of Additional Funding Shares (as defined in the Merger Agreement) (including pursuant to the Series Z Subscription Agreements) prior to the Acquisition Merger Closing shall be at least $300.0 million (the “Minimum Cash Condition”). At the time of the execution of the Merger Agreement, the closing of the PIPE Investment and the Series Z Investment was also subject to the satisfaction or waiver of the closing of the offering of the Convertible Notes (as defined in the PIPE Subscription Agreements). Further, the Merger Agreement provided that Starry will use reasonable best efforts to deliver payoff letters and related documentation with respect to certain of its indebtedness at least two business days prior to the closing date of the Acquisition Merger. In addition, the terms of the Merger Agreement provide that, unless otherwise approved by Starry, FirstMark shall not permit any amendment or modification to be made to, any waiver of, or provide consent to modify, any provision or remedy under any Subscription Agreements.

In connection with the consummation of the Business Combination, the parties to the Merger Agreement have entered into a Merger Agreement Waiver (the “Merger Agreement Waiver”) and, together with the parties to the Subscription Agreements, have entered into (as applicable) a Waiver and Amendment No. 1 to Subscription Agreement (the “PIPE Subscription Amendment”) and Waiver and Amendment No. 1 to the Series Z Subscription Agreements (the “Series Z Subscription Amendment”), each dated on or around March 25, 2022, pursuant to which they have agreed to waive, among other items, the Minimum Cash Condition, the above mentioned terms (as applicable) of the Merger Agreement and conditions to closing of the Business Combination and certain other terms and conditions to each of the Merger Agreement and Subscription Agreements. The parties to the PIPE Subscription Agreements have also agreed to reduce the purchase price per share of each PIPE Subscribed Share from $10.00 per share to $7.50 per share. Further, the parties have agreed to increase the aggregate of number of shares of PIPE Subscribed Shares issuable pursuant to the PIPE Subscription Agreements from 10,900,000 to 14,533,334. Similarly, the parties to the Series Z Subscription Agreements have also agreed to reduce the purchase price per share of each Series Z Subscribed Share from $10.00 per share to $7.50 per share and to increase the aggregate number of Series Z Subscribed Shares issuable pursuant to the Series Z Subscription Agreements from 2,100,000 to 2,800,000.

In addition, on March 25, 2022, Starry and Tiger Global Private Investment Partners IX, LP (“Tiger”) entered into an additional Series Z Subscription Agreement (the “Tiger Series Z Subscription Agreement”) pursuant to which Tiger agreed to subscribe for 1,333,333 shares of Starry Series Z Preferred Stock at a purchase price per share of $7.50 for a purchase price equal to approximately $10.0 million.

Amendment of the Sponsor Support Agreement

On October 6, 2021, FirstMark entered into a Support Agreement (the “Sponsor Support Agreement”), by and among FirstMark, the Sponsor Holdco, the persons set forth on Schedule I thereto (together with the Sponsor Holdco, the “Sponsors”), Holdings and Starry, pursuant to which the Sponsors agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

Pursuant to the terms of the Sponsor Support Agreement, each Sponsor agreed that, immediately prior to the SPAC Merger Effective Time, each Sponsor shall contribute, transfer, assign, convey and deliver to FirstMark all of each Sponsor’s right, title and interest in, to and under such Sponsor’s shares of FirstMark Class B common stock, par value $0.0001 per share (“FirstMark Class B Common Stock”) in exchange for shares of FirstMark Class A Common Stock (the “Class B Exchange”). Pursuant to the terms of the Sponsor Support Agreement Amendment, FirstMark, Holdings, Starry and the Sponsors have further agreed that, in connection with the Class B Exchange, the Sponsor Holdco will exchange and convert its 10,230,000 shares of FirstMark Class B Common Stock into a number of shares of FirstMark Class A Common Stock equal to 6,685,613 divided by the Class A Exchange Ratio (as defined in the Merger Agreement).

In connection with the consummation of the Business Combination, the parties to the Sponsor Support Agreement have entered into an Amendment to the Sponsor Support Agreement, dated March [28], 2022 (the “Sponsor Support Agreement Amendment”), pursuant to which they have agreed to amend the Sponsor Support Agreement such that the number of shares of New Starry Class A Common Stock that will be subject to the First Target Earn-out Shares (as defined in the Sponsor Support Agreement) be 2,224,167 shares, the number of shares of New Starry Class A Common Stock that will be subject to the Second Target Earn-out Shares (as defined in the Sponsor Support Agreement) be 951,973 shares and the number of New Starry Class A Common Stock that will be subject to the Third Target Earn-out Shares (as defined in the Sponsor Support Agreement) be 951,973 shares.

The foregoing description of the Merger Agreement Waiver, PIPE Subscription Amendment, Series Z Subscription Amendment, Sponsor Support Agreement Amendment and Tiger Series Z Subscription Agreement, and the transactions and documents contemplated thereby, is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement Waiver, PIPE Subscription Amendment, Series Z Subscription Amendment, Sponsor Support Agreement Amendment and Tiger Series Z Subscription Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, Exhibit 10.4 and Exhibit 10.5, respectively, and the terms of which are incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the amendments to the PIPE Investment is incorporated by reference in this Item 3.02. The PIPE Subscribed Shares to be issued in connection with the PIPE Investment will not be registered under the Securities Act, and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Important Information About the Merger and Where to Find It

In connection with the proposed business combination, Holdings, a newly formed subsidiary of Starry, has filed a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”) on November 5, 2021 (as amended on December 20, 2021, January 14, 2022, February 4, 2022 and February 9, 2022). The Form S-4 includes a proxy statement of FirstMark and a prospectus of Holdings, referred to as a proxy statement/prospectus. The Form S-4 has been declared effective by the SEC and the definitive proxy statement/prospectus has been sent to all FirstMark stockholders. Additionally, Holdings and FirstMark have also filed and may continue to file other relevant materials with the SEC in connection with the proposed business combination, including a supplement to the definitive proxy statement/prospectus filed on March 7, 2022 and mailed to all FirstMark stockholders. Copies of the Form S-4, the definitive proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC by FirstMark or Holdings may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Form S-4, the definitive proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

Participants in the Solicitation

FirstMark, Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FirstMark’s directors and officers in FirstMark’s filings with the SEC, including FirstMark’s registration statement on Form S-1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark’s securities have changed from the amounts reported in FirstMark’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark’s stockholders in connection with the business combination is included in the definitive proxy statement/prospectus relating to the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This Current Report shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements made in this Current Report are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this Current Report. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to the anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S-1 (File No. 333-248916), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020, and its subsequent Quarterly Reports on Form 10-Q. In addition, there are risks and uncertainties described in the definitive proxy statement/prospectus filed by Holdings and other documents filed by FirstMark or Holdings from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Starry’s, Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this Current Report, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Holdings following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placements of common stock; (3) the risk that the proposed business combination may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders; (5)  the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (6) volatility in the price of FirstMark’s, Starry’s or Holdings’ securities; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (8) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the proposed business combination; (10) changes in the applicable laws or regulations; (11) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (12) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Starry operates; (13) the impact of the global COVID-19 pandemic; (14) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (15) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (16) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (17) other risks and uncertainties described in FirstMark’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q, and in the definitive proxy statement/prospectus filed by Holdings. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Starry, Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Starry, Holdings or FirstMark gives any assurance that Starry, Holdings or FirstMark will achieve its expectations. None of Starry, Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Merger Agreement Waiver, dated March 28, 2022, by and among FirstMark, Starry, Merger Sub and Holdings.
10.2	Form of Amendment and Waiver to PIPE Subscription Agreement
10.3	Form of Amendment to Series Z Subscription Agreement
10.4	Amendment to Sponsor Support Agreement, dated March 28, 2022, by and among FirstMark, the Sponsors, Holdings and Starry.
10.5	Series Z Subscription Agreement, dated March 25, 2022, between Starry and Tiger.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FirstMark Horizon Acquisition Corp.

Date: March 28, 2022	By:	/s/ Daniel Gaisin
	Name:	Daniel Gaisin
	Title:	Chief Financial Officer